gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

April 12, 2007

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Solutions Mechanical, Inc. (the “Company”)

Registration Statement Form SB-2/Pre-Effective Amendment One

File No.: 333-141102

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are made in response to staff comments on the 6th Amendment to the Registration Statement or represent an updating of material previously filed to reflect any developments in the business of  Solutions Mechanical, Inc.  The paragraph numbers below correspond to the numbered comments in your April 3, 2007 comment letter.

1.

We note your initial comment, but notwithstanding the number of shares outstanding held by non-affiliates, the nature of the offering is not a primary offering.  We agree that we are not eligible to utilize Form S-3, however we do have the right to utilize Rule 415(a)(4).  As relates to affiliates, while Kristine Barton Thompson, (spouse of the Company’s President) may be considered to be an affiliate, neither S. Craig Barton nor myself are affiliates.  S. Craig Barton owns one percent of all outstanding shares, while the undersigned owns three percent of all outstanding shares.  Neither S. Craig Barton nor myself have any control whatsoever over the Company and are not affiliates as defined by Rule 501(b) of the Securities Act Rules.  Both Jeffery Thompson and Kristine Barton Thompson are identified as underwriters in the “Selling Stockholders” section of the Prospectus.

gary b. wolff, p.c.

  Counselor At Law

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

April 12, 2007

Re:

Solutions Mechanical, Inc. (the “Company”)

Registration Statement Form SB-2/Pre-Effective Amendment One

File No.: 333-141102

As aforesaid, we feel that the Registration Statement is a resale Registration Statement by purchasers of the shares. The purchasers are people known or related to the Company or people doing business with the Company which is not an unusual situation for small companies. As such, it is not necessary to fix the offering price for the duration of offering or identify all selling shareholders as underwriters.  We have identified both Jeffery Thompson and Kristine Barton Thompson as underwriters.  The principal reason that shares were sold to friends, business associates and relatives of the Company’s founder and principal is that those were the persons that such founder felt would be willing to make a nominal investment for their shares.  No shares were offered to anyone whose names do not appear in the “Selling Stockholders” section of the “Prospectus”.  A reason for such offering is as described in the first paragraph to “Use of Proceeds” to the Prospectus.

In arriving at the above conclusion, we have taken into account and consideration telephone interpretation no. D.29 under Securities Act Rule 415 in the Manual of Publicly Available Telephone Interpretations.  In arriving at the above-referenced conclusion, we have given consideration to the factors referred to in the above-referenced telephone interpretation and are further aware that none of the sellers are in the business of underwriting securities nor are the sellers acting as a conduit for the Company.

Prospectus Cover Page

2.

Based upon response to Item 1 above, we have not made revisions as referred to in this comment.

3.

We have made the requested disclosure.

Prospectus Summary

4.

We have made the requested deletion.

The Offering

5.

We have made the requested disclosure.

gary b. wolff, p.c.

  Counselor At Law

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

April 12, 2007

Re:

Solutions Mechanical, Inc. (the “Company”)

Registration Statement Form SB-2/Pre-Effective Amendment One

File No.: 333-141102

6.

We have made the requested disclosure.

Risk Factors

7.

We edited Risk Factor No. 4 and deleted former Risk Factor No. 6.

8.

We edited Risk Factor No. 14 formerly Risk Factor No. 15.

Management’s Discussion and Analysis or Plan of Operation

9.

We have made the requested disclosure in the first paragraph of “Liquidity”.

Liquidity

10.

We have made the requested disclosures in the first two paragraphs of “Liquidity”.

Business

11.

We have made the requested disclosure.

12.

We have made the requested disclosure.

13.

We have made the requested disclosure.

14.

We have made the requested disclosure.

Competition

15.

We have made the requested disclosure.

16.

We have disclosed that the Contractor Blue Book is used by many business owners to identify and select contractors.

gary b. wolff, p.c.

  Counselor At Law

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

April 12, 2007

Re:

Solutions Mechanical, Inc. (the “Company”)

Registration Statement Form SB-2/Pre-Effective Amendment One

File No.: 333-141102

Licenses

17.

We have made the requested disclosure.

Plan of Distribution

18.

This letter will serve to confirm that the Company will abide by footnote 2 to the “Plan of Distribution” section of its Prospectus and that the Company will file a post-effective amendment identifying the underwriter, providing the required information on the Plan of Distribution, and file any agreement as an exhibit to its Registration Statement as and when required.

Summary of Significant Accounting Policies

19.

We have made the requested disclosure.

20.

We have made the requested disclosure.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Solutions Mechanical, Inc.

Li & Company, PC